March 14, 2007

Mail Stop 6010

Suh Kim, Esq.
OccuLogix, Inc.
2600 Skymark Avenue
Unit 9, Suite 201
Mississauga, Ontario L4W 5B2

Re: OccuLogix, Inc.
        Registration Statement on Form S-3
        Filed March 6, 2007
        File No. 333-141098

Dear Ms. Kim:

This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, this registration statement fails to include the financial statements required by Rule 3-12 of Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Please be advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiency noted above or a request for withdrawal of the filing.

Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any questions regarding the foregoing.

Sincerely,

Russell Mancuso
Branch Chief

cc: Andrew J. Beck, Esq. – Torys LLP